UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MULTIPLAN CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62548M100

(CUSIP Number)

Arrie R. Park

Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, California 94105

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

November 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 150,270,487
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,270,487
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,270,487
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners VIII (Parallel), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 50,532,114
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,532,114
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,532,114
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. HFCP VIII (Parallel - A), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,549,505
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,549,505
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,549,505
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Executives VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 2,953,631
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,953,631
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,953,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Associates VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 496,709
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 496,709
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Polaris Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,677,074
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,677,074
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,677,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Polaris Partners GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,677,074
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,677,074
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,677,074
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 62548M100

1.	Names of Reporting Persons. Hellman & Friedman Investors VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 213,802,446
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 213,802,446
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,802,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 62548M100

1.	Names of Reporting Persons. H&F Corporate Investors VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 213,802,446
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 213,802,446
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,802,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (the “Amendment”) is being filed jointly on behalf of H&F Corporate Investors VIII, Ltd. (“H&F VIII”), Hellman & Friedman Investors VIII, L.P. (“H&F Investors VIII”), Hellman & Friedman Capital Partners VIII, L.P. (“HFCP VIII”), Hellman & Friedman Capital Partners VIII (Parallel), L.P. (“HFCP VIII Parallel”), HFCP VIII (Parallel-A), L.P. (“HFCP VIII Parallel-A”), H&F Executives VIII, L.P. (“H&F VIII Executives”), H&F Associates VIII, L.P. (“H&F VIII Associates”, and together with HFCP VIII, HFCP VIII Parallel, HFCP VIII Parallel-A and H&F VIII Executives, the “H&F Partnerships”), H&F Polaris Partners, L.P. (“Polaris Partners”, and together with the H&F Partnerships, the “H&F Investors”) and H&F Polaris Partners GP, LLC (“Polaris Partners GP”, and together with H&F VIII, H&F Investors VIII, and the H&F Investors, the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by the Reporting Persons on October 13, 2020 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”) of MultiPlan Corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The closing price of the Common Stock on November 13, 2020, the most recently completed trading day as of the date hereof, was $6.69 per share. The Reporting Persons believe that at such price the Common Stock is undervalued, and therefore currently intend to acquire additional shares of Common Stock of the Issuer through open market purchases. Accordingly, the Reporting Persons have determined to promptly file with the Federal Trade Commission a Notification pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and request early termination of the applicable waiting period to provide the Reporting Persons flexibility to make such additional purchases of Common Stock. Any determination to acquire additional Common Stock will be subject to market conditions and all other relevant factors, and are dependent upon satisfaction of the requirements of the HSR Act.

In addition to the above, each Reporting Person, consistent with its investment purpose and with the Investor Rights Agreement (as defined in Item 6 of this Schedule 13D), at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2020

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII (PARALLEL), L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

HFCP VIII (PARALLEL-A), L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F EXECUTIVES VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F ASSOCIATES VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F POLARIS PARTNERS, L.P.

By: H&F Polaris Partners GP, LLC
Its: General Partner

By: Hellman & Friedman Capital Partners VIII, L.P.
Its: Managing Member

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F POLARIS PARTNERS GP, LLC

By: Hellman & Friedman Capital Partners VIII, L.P.
Its: Managing Member

By: Hellman & Friedman Investors VIII, L.P.
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS VIII, L.P.

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

H&F CORPORATE INVESTORS VIII, LTD.

By:	/s/ P. Hunter Philbrick
Name: P. Hunter Philbrick
Title: Vice President

[Amendment to Schedule 13D Signature Page]